

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 19, 2020

Joseph P. Dwyer
Chief Financial Officer
Misonix, Inc.
1938 New Highway,
Farmingdale, NY 11735

Re: **Misonix, Inc.**
Form 8-K
Exhibit No. 10.1 First Amendment to Amended and Restated Credit Agreement dated as of December 23, 2019 by and Among Solsys Medical, LLC and Misonix, Inc. as borrowers, each of the financial institutions signatories thereto and SWK Funding LLC, as administrative agent and
Exhibit No. 10.2 Loan and Security Agreement dated as of December 26, 2019 by and among Silicon Valley Bank and Misonix, Inc., Misonix OpCo Inc. and Solsys Medical, LLC as borrowers
Filed December 30, 2019
File No. 001-10986

Dear Mr. Dwyer:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance